Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 JUN 13 A 7:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

29 May 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

[redacted]

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 13

07024417

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Proposed disposal of the entire business and undertaking including all the assets and liabilities of the Company to Synergy Drive Sdn Bhd -Submission to the Securities Commission.	15.05.2007
2	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	22.05.2007, 24.05.2007, 25.05.2007
3	Acquisition of a new subsidiary – Macten Engineering Sdn. Bhd.	25.05.2007
4	Proposed disposal of the paper packaging businesses in Singapore and Malaysia.	28.05.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
JUN 18 2007
THOMSON
FINANCIAL

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

dlw 6/14

LMP/jg/nay/grpsec/sdb/let/letter re EDMS

General Announcement
Reference No MM-070515-66750

Submitting Merchant Bank	:	CIMB INVESTMENT BANK BERHAD
Company Name	:	SIME DARBY BERHAD
Stock Name	:	SIME
Date Announced	:	15/05/2007

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")**

(I) PROPOSED DISPOSAL OF THE ENTIRE BUSINESS AND UNDERTAKING INCLUDING ALL THE ASSETS AND LIABILITIES OF THE COMPANY TO SYNERGY DRIVE BHD ("SYNERGY DRIVE") ("PROPOSED DISPOSAL");

(II) PROPOSED CAPITAL REPAYMENT TO RETURN THE SERIES (A) REDEEMABLE CONVERTIBLE PREFERENCE SHARES OF SYNERGY DRIVE REPRESENTING THE CONSIDERATION FOR THE PROPOSED DISPOSAL TO SHAREHOLDERS OF THE COMPANY; AND

(III) PROPOSED ISSUANCE OF 2 NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE AT A SUBSCRIPTION PRICE OF RM0.50 EACH

(COLLECTIVELY, THE "PROPOSALS")

Contents :

We refer to our announcements dated 27 November 2006, 20 December 2006, 4 January 2007, 15 January 2007 and 24 January 2007 in relation to the Proposals.

In accordance with Paragraph 9.19(45)(c) of the Listing Requirements of Bursa Malaysia Securities Berhad and on behalf of the Board of Directors of Sime Darby, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* wishes to announce that the application to the Securities Commission with respect to the Proposals has been made today.

This announcement is dated 15 May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 22/05/2007 05:36:46 PM
Reference No SD-070521-F41AA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 25,100 shares
Disposal of 1,575,100 shares)

CIMB-Principal Asset Management Bhd
(Disposal of 442,500 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 193,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 11/05/2007	* 25,100	
Disposed	11/05/2007	575,100	
Disposed	11/05/2007	321,000	
Acquired	11/05/2007	193,000	
Disposed	14/05/2007	1,000,000	
Disposed	14/05/2007	121,500	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct

	Direct (units)	: **372,379,315**
	Direct (%)	: **14.79**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **372,379,315**
*	Date of notice	: **14/05/2007**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 21st May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 24/05/2007 05:29:26 PM
Reference No SD-070523-BD45C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Disposal of 440,000 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 15/05/2007	* 420,000	
Disposed	16/05/2007	20,000	
Acquired	16/05/2007	200,000	

*	Circumstances by reason of which change has occurred	: Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Manager.
*	Nature of interest	: Direct
	Direct (units)	: 372,139,315
	Direct (%)	: 14.78

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **372,139,315**

* Date of notice : **16/05/2007**

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 22nd May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/05/2007 05:45:21 PM
Reference No SD-070524-16F60

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Disposal of 750,700 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 100,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 607,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 17/05/2007	* 450,700	
Acquired	17/05/2007	100,000	
Acquired	17/05/2007	607,000	
Disposed	18/05/2007	300,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.

* Nature of interest	:	**Direct**
Direct (units)	:	**372,095,615**
Direct (%)	:	**14.77**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**372,095,615**
* Date of notice	:	**18/05/2007**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 24th May 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 25/05/2007 05:11:45 PM
Reference No SD-070523-52419

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Macten Engineering Sdn. Bhd.
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Energy & Utilities Sdn. Bhd. had, on 24th May 2007 acquired 2 ordinary shares of RM1.00 each in Macten Engineering Sdn. Bhd. ("MESB"), representing the entire issued and paid-up share capital of MESB, for a total cash consideration of RM2.00.

MESB was incorporated on 9th May 2007 and is dormant. Its intended principal activity is investment holding.

The abovementioned acquisition is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 25th May 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 28/05/2007 06:46:36 PM
Reference No SD-070523-2CB3F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Proposed disposals of the paper packaging businesses in Singapore and Malaysia (Announcement pursuant to Chapters 9.19(23), 10.08 and 10.09 of the Listing Requirements)

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that the following agreements had been entered into by the belowmentioned subsidiaries on 25 May 2007:-

(i) Sale and Purchase Agreement by Sime Darby Singapore Limited ("SDSL") and Orchard Nominees Private Limited ("ONPL"), both wholly-owned subsidiaries of Sime Darby with Rengo Company Limited ("RCL") and Thai Containers Group Company Limited ("TCGCL") for the disposal of the entire issued and paid-up share capital of Sime Rengo Packaging Singapore Limited ("SRPS") comprising 2,400,000 ordinary shares of S$1.00 each ("SRPS Shares") held by RCL and SDSL (through ONPL) to TCGCL ("SRPS SPA");

(ii) Sale and Purchase of Business Assets Agreement by Sime Rengo Packaging (M) Sdn Bhd ("SRPM"), a subsidiary of Sime Darby, with TCG Packaging (Malaysia) Sdn Bhd ("TCGPM"), a subsidiary of TCGCL, for the disposal of certain business assets of SRPM's factory in Subang Jaya ("SJ Business Assets") to TCGPM ("SRPM SBA");

(iii) Lease Agreement by SRPM with TCGPM for the lease of all that piece of industrial land held under Grant No. 90683, Lot No. 62502 in the Town of Subang Jaya, District of Petaling, State of Selangor Darul Ehsan measuring approximately 43,772 square metres ("Land") together with the factory and warehouse erected thereon, by SRPM to TCGPM ("Lease Agreement"); and

(iv) Sale and Purchase Agreement by SDSL with SRPS and RCL for the disposal of the entire issued and paid-up share capital of PB Packaging Systems Singapore Pte Ltd ("PBPS") comprising 600,002 ordinary shares of S$1.00 each ("PBPS Shares") held by SRPS to SDSL and RCL in the proportion of 66.6% and 33.4%, respectively ("PBPS SPA").

(collectively referred to as "the Proposals").

2. Background information

Sime Darby's paper packaging businesses in Singapore and Malaysia are operated by SRPS and SRPM, respectively. Both companies are principally involved in the manufacturing and sale of corrugated fibre board cartons and sheetboards ("the Business"). SRPM operates the Business from three factories located at Subang Jaya, Selangor Darul Ehsan, Tampoi, Johor Darul Takzim and Bakar Arang, Kedah Darul Aman, respectively.

SRPS is a joint venture between SDSL and RCL in the proportion of 66.6% and 33.4% respectively. Whereas, SRPM is a 70:30 joint venture between Sime Malaysia Region Berhad, a wholly-owned subsidiary of Sime Darby and RCL. PBPS is a wholly-owned subsidiary of SRPS and is currently dormant.

The Sime Darby Group will dispose of its paper packaging businesses (excluding the Bakar Arang and Tampoi factories) to the TCGCL group, which will comprise the following:-

(i) the SRPS Shares; and
(ii) the SJ Business Assets.

The Subang Jaya factory together with the Land will be leased to TCGPM for the carrying on of the Business by TCGPM.

Under the SRPS SPA, both Sime Darby and TCGCL have agreed that PBPS will not be disposed of together with SRPS but will be transferred to SDSL and RCL in the proportion of 66.6% and 33.4% respectively before the completion of the SRPS SPA.

3. Rationale

The disposals of the SJ Business Assets and the SRPS Shares are in line with the Sime Darby Group's strategy to divest the non-core businesses of the Group.

4. Salient terms of the Proposals

The salient terms of the Proposals as set out in the respective agreements are as follows:-

4.1 Consideration

The aggregate consideration for the proposed disposals of the SJ Business Assets and the SRPS Shares is RM31,000,000. The consideration for the disposal of the PBPS Shares is S$2.00. The said considerations were arrived at on a "willing buyer-willing seller" basis.

The Subang Jaya factory together with the Land will be leased to TCGPM at an annual rental sum of RM1,062,000 for a period of six years commencing from the date of completion of the SRPM SBA.

The proceeds received from the Proposals will be used as working capital for the Sime Darby Group.

4.2 Liabilities and encumbrances

The SJ Business Assets, the SRPS Shares and the PBPS Shares will be sold free from all liens, charges, encumbrances or any third party rights or claims of any kind with all rights attaching thereto.

In respect of the sale of the SJ Business Assets, the current liabilities (comprising the trade payables and accruals) directly relating to the operations of the Business in Subang Jaya factory will be assumed by TCGPM. In respect of the sale of the SRPS Shares, all current liabilities of SRPS will be assumed by TCGCL.

The Subang Jaya factory and the Land will be leased to TCGPM on an "as is where is" basis

and free from all liens, charges, encumbrances or any third party rights or claims of any kind.

4.3 Approvals required

The SRPS SPA is subject to, inter alia, the following conditions being satisfied:-

(i) the SRPM SBA having become unconditional in accordance with its terms;

(ii) the completion of the PBPS SPA; and

(iii) the approvals of any regulatory authorities.

The SRPM SBA is subject to, inter alia, the following conditions being satisfied:-

(i) TCGPM having obtained a manufacturing licence issued by the Ministry of International Trade and Industry ("MITI") in respect of the carrying on of the Business on the Subang Jaya factory after completion;

(ii) the SRPS SPA having become unconditional in accordance with its terms;

(iii) TCGPM and/or TCGCL having obtained the approval of the Bank of Thailand for the transfer of funds from TCGCL to TCGPM for the initial investment by TCGCL in TCGPM and for the acquisition of the SJ Business Assets;

(iv) all other necessary licenses, approvals or consents from any government agency as may be imposed by MITI as a condition in the MITI license having been obtained for the carrying on of the Business on the Subang Jaya factory after completion.

The PBPS SPA is not subject to the approval of any regulatory authorities.

5. Effects on earnings and net assets

The Proposals are not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the financial year ending 30 June 2007.

6. Loss on disposals

The total cost of investment by SDSL in SRPS is S$21,712,266.

Based on the audited balance sheet of SRPM as at 30 June 2006, the total net asset value of the SJ Business Assets was RM12,890,000.

The disposals of the SRPS Shares and the SJ Business Assets is expected to result in an estimated loss on disposal to the Sime Darby Group of RM8,974,000.

7. Directors and substantial shareholders interests

The proposed disposals of the SJ Business Assets and PBSB and the lease of the Subang Jaya factory and the Land are related party transactions ("RPT") as defined under the Listing Requirements ("LR") of Bursa Malaysia Securities Berhad as RCL, which is a major shareholder of both SRPM and SRPS, is also a major shareholder of TCGCL.

The said lease which is deemed to be recurrent RPT pursuant to the LR was entered into in the normal course of business and at an arm's length based on the Sime Darby Group's normal commercial terms which are not more favourable to the related party that those generally available to the public, and is not to the detriment of the other shareholders.

Save as disclosed above, none of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Proposals.

8. Directors' opinion

The Board of Sime Darby is of the opinion that the Proposals are fair and reasonable and are in the best interest of Sime Darby and its shareholders.

9. Expected completion date

Sime Darby envisages that the SRPS SPA, the SRPM SBA and the PBPS SPA will be completed within six months from the date of this announcement.

10. Documents for inspection

Copies of the SRPS SPA, the SRPM SBA, the Lease Agreement and the PBPS SPA are available for inspection at the registered office of Sime Darby at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of six months from the date of this announcement.

This announcement is dated 28 May 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END